                                            EQU: TSX, NYSE

EQUAL ENERGY PROVIDES THIRD QUARTER OPERATIONAL UPDATE
Updates on Operations, Production Guidance,
 and US Partner Arbitration Proceedings

Calgary, Alberta – (CNW – October 5, 2010) Equal Energy (“Equal” or “the Company”) today announces that it has completed five and tied in four horizontal wells in the first phase of its drilling program for the second half of 2010.  These included the first Viking well at Alliance, two wells at the Dina PPP pool, and two wells at Princess.  Equal is currently drilling wells at the Alliance Viking trend, on the Cardium play at Lochend, and on the Hunton play in Oklahoma.  For the fourth quarter Equal anticipates drilling up to eleven additional wells at the Alliance Viking play, Dina PPP pool, Lochend Cardium trend in Canada, and at the Circus play in Oklahoma.

Equal’s first Viking well exhibited a five day production average rate of 90 bbls/day of light sweet oil  and 280 mcf/day natural gas for a total rate of 137 boe/day after tie-in.  The first new well at the Dina PPP pool which swabbed clean light oil, will be produced at 90 bbls/day and has just been tied in to existing field facilities, while the second well is entering the test phase.  The Princess Pekisko horizontals encountered more water than originally targeted, and are producing a combined rate of 115 boe/day.  This rate is anticipated to improve as the wellbore pump systems are optimized.

Equal’s Lochend Cardium wells continue to produce at or above expectations.  The first Lochend well has been on production for three months and its initial 30 day continuous average production rate was 290 bbls/day of light sweet oil.  The second well has been on production for nearly two months.  Its initial 30 day continuous average production rate was 190 bbls/day.  Both wells are currently producing approximately 90 bbls/day (in total 150 bbls/day net to Equal).

Equal’s Circus wells in Oklahoma continue to produce.  The first well, Trapeze, has been on production for about four months and had an initial 30 day continuous average production rate of 223 bbls/day of light oil.  Trapeze is currently producing approximately 82 bbls/day (33 bbls/day net to Equal).  The second well, Juggler, has been on production for about two months and had a 30 day continuous average rate of 29 bbls/day.  Juggler is currently producing 14 bbls/day (6 bbls/day net to Equal).  The Juggler well is being considered for uphole recompletion to improve this rate.

As a result of the unusually wet weather in September that has delayed Equal’s Canadian drilling program, the temporary loss of 200 boepd from our Liebenthal gas field in Canada due to unanticipated water production, and the late start of drilling in Equal’s Hunton play in Oklahoma, the Company’s exit rate for the third quarter was lower than expectations at 9,060 boe/day. Accordingly, Equal is reducing its 2010 average production guidance slightly to between 9,000 and 9,200 boepd, down from previous guidance at the lower end of a range of 9,200 – 9,700 boepd.

The arbitration hearing with Equal’s Oklahoma farmout participant, currently under Chapter 11 bankruptcy protection, has been scheduled for the week of January 24, 2011.  This proceeding will finalize the validity of Equal’s January, 2010 termination of the farmout agreement with its former participant due to lack of drilling performance.  Resolution of this issue will clear the way for the planned drilling program on Equal’s Hunton play.

Don Klapko, President and CEO of Equal, said, “We are pleased with the results from our recent drilling especially in the Cardium and Viking where we are targeting the majority of our near term efforts.  The wet weather in western Canada has delayed our programs through 2010, particularly during the month of September.  Our downward adjustment to guidance is disappointing, because it doesn’t reflect the quality of our drilling opportunity portfolio, but instead results from certain things beyond our control.  Finally, we are pleased to have a firm arbitration date in Oklahoma.  This will provide the clarity needed to get on with our business in the Hunton play.”

Dell Chapman
Chief Financial Officer
(403) 263-0262 or (877) 263-0262

info@equalenergy.ca
www.equalenergy.ca

About Equal Energy Ltd.
Equal is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Equal’s shares and debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB, EQU.DB.A) and Equal’s shares are listed on the New York Stock Exchange under the symbol (EQU).  The portfolio of oil and gas properties is geographically diversified with producing properties located in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 52 percent crude oil and natural gas liquids and 48 percent natural gas.  Equal has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium in west central Alberta and the Circus prospect in southern Oklahoma.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. In particular, drilling plans, on-production dates and production continuity are particularly subject to uncertainties and uncontrollable events such as surface access, rig availability, equipment availability, weather conditions, changes in geological interpretation, and other factors.  Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal.  Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

All dollar values are in Canadian dollars unless otherwise stated.